FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     TERRA  NOVA  GOLD  CORP.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     June  23,  2003

ITEM  3.          PRESS  RELEASE
                  --------------

News release dated June 23, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces the results of the final two holes recently drilled on the 04 deposit of the Cape Ray Gold Project located in southwest Newfoundland, as more particularly described below.

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces results of the final two holes recently drilled on the 04 deposit of the Cape Ray Gold Project located in southwest Newfoundland. Six of seven holes were drilled on the 04 deposit, where previous owners carried out over 9,000 metres of drilling in 35 holes, and identified two principal veins
(the 'A' and 'B' veins) with significant gold mineralization. The recent drilling was designed to explore for extensions to known mineralization and to fill in gaps in known veins. Management is extremely pleased by the results to date and feel that they have greatly expanded the understanding of the 04 deposit, and have significantly advanced the project. Significant assays, including those previously reported in the Issuer's June 17, 2003 news release, are shown below:

        HOLE     FROM (M)     TO (M)     INTERVAL (M)     GRADE (G/T AU)
        ----     --------     ------     ------------     --------------
CR-2003-01*
-----------
                          64.92     66.45     1.52     27.29
                          -----     -----
                          66.45     67.21     0.76     12.51
                          67.21     68.58     1.37     20.67
                         WEIGHTED AVERAGE     3.66     21.74
                         ----------------     ----     -----
CR-2003-02*
-----------
                         218.85     220.37     1.52     15.60
                         ------     ------
                         220.37     221.90     1.52     17.14
                         221.90     222.20     0.30     0.00
                         222.20     222.51     0.30     8.67
                         222.51     222.81     0.30     2.91
                         WEIGHTED AVERAGE     3.96     13.50
                         ----------------     ----     -----
CR-2003-03*
-----------
                          78.64     79.25     0.61     86.33
                          -----     -----
                          79.25     80.16     0.91     1.30
                          80.16     81.08     0.91     20.50
                          81.08     82.14     1.07     40.83
                         WEIGHTED AVERAGE     3.51     33.12
                         ----------------
                          86.56     87.17     0.61     37.23
                          -----     -----     ----     -----
                         WEIGHTED AVERAGE     0.61     37.23
CR-2003-05
----------
                          331.47     332.4     0.92     1.95
                          ------               ----     ----
                          WEIGHTED AVERAGE     0.92     1.95
                          ----------------     ----     ----
                         361.92     363.45     1.53     3.63
                         ------     ------     ----
                          WEIGHTED AVERAGE     1.53     3.63
                          ----------------     ----     ----
                         374.00     375.50     1.50     8.81
                         ------     ------     ----
                         375.50     377.00     1.50     11.80
                         WEIGHTED AVERAGE     3.00     10.30
CR-2003-07
----------
                         357.23     358.90     1.65     4.94
                         ------                ----     ----
                          WEIGHTED AVERAGE     1.65     4.94
                          ----------------     ----     ----
                         366.00     366.19     0.19     7.20
                         ------     ------     ----
                         366.19     367.40     1.21     3.43
                          WEIGHTED AVERAGE     1.40     3.77
                         375.30     375.60     0.30     7.92
                         ------     ------     ----
                          WEIGHTED AVERAGE     0.30     7.92
                          ----------------     ----     ----
               *  PREVIOUSLY  REPORTED  ASSAYS

CR-2003-01 was drilled to test the up-plunge extension of the A and B veins. The hole intersected 21.74 G/T GOLD OVER 3.66 METRES in a mineralized quartz vein, 25 metres up-dip of 24.0 g/t gold over 1.52 metres in the A vein. The intersection may represent both the A and B veins.

CR-2003-02 was drilled to test an area of insufficient information in the A vein. The hole intersected 13.5 G/T GOLD OVER 3.96 METRES in a mineralized quartz vein, 22 metres down-dip of 12.0 g/t gold over 1.52 metres in the A vein. The A vein is still open down-dip. The intersection was significantly wider and of higher grade than the average grade and thickness in the surrounding holes.

CR-2003-03 was drilled to test the up-plunge end of the B vein. In order to reach the B vein, the hole drilled through the mineralized A vein and intersected 33.12 G/T OVER 3.51 METRES. The hole then intersected 37.23 G/T GOLD OVER 0.61 METRES in mineralized B vein, 27 metres down-dip of 18.9 g/t gold over 2.74 metres in the B vein.

CR-2003-04 was drilled 38 metres down-dip of 4.8 g/t gold over 1.83 metres and 30 metres up-dip of 8.9 g/t gold over 1.52 metres in the A vein. The hole did not intersect significant mineralization but is surrounded by previous intersections with substantial grades and thicknesses. The hole intersected 9 metres of fault gouge where the A vein was expected to be intersected.

CR-2003-05 was drilled to test the down-dip extension of the A vein. The hole intersected 10.3 G/T GOLD OVER 3.0 METRES in the A vein approximately 61 metres down dip of 7.54 g/t gold over 12.3 metres. CR-2003-05 HAS IMPORTANT IMPLICATIONS FOR SIGNIFICANTLY INCREASING THE OVERALL SIZE OF THE 04 DEPOSIT, AS THE INTERSECTION IS THE FURTHEST DOWN-DIP AND DOWN-PLUNGE AND THE ZONE REMAINS OPEN AT DEPTH.

CR-2003-07 was drilled to test the down-plunge extension of the B vein and the western margin of the A vein. Due to deviation problems the hole was stopped short of the target zone, however several additional veins were intersected in the hangingwall and are thought to be splays of both the A and B veins. Once modeling of the recent drilling has been completed, a decision will be made to re-drill or to deepen the hole.

The Issuer expects to have available up to date cross section and longitudinal sections for the 04 deposit on its website www.terranovagold.com by the end of
                                             ---------------------
the  month.

Final assays are pending from a seventh hole drilled on the 41 deposit where previous owners carried out over 11,000 meters of drilling in 54 holes, and identified five mineralized vein systems with significant gold mineralization.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit;
3)  the  Isle  aux Morts claim group, which contains the Isle aux Morts deposit.


In 1990, Kilborn Engineering prepared a feasibility study for a previous owner that included the 04 and 41 deposits. The report quoted a geological in situ drill indicated mineral inventory at the 04 deposit of 600,000 tonnes of 7.2 g/t gold to a depth of 300 metres, and 100,000 tonnes of 8.2 g/t gold to a depth of 100 metres at the 41 deposit. The tonnage and grade were calculated at a minimum mining width of 1.5 metres and a cut-off grade of 3.4 g/t gold. Based on drill spacing, the tonnage estimates at the 04 and 41 deposits could be classified as indicated resources, however, management has classified the estimates as inferred resources, based on the uncertain economic viability of the 04 and 41 deposits at this time.

Drilling on the Isle aux Morts area in late 2002 was focused on determining the open pit potential of the Isle aux Morts deposit. Five of the holes were drilled into the known Isle aux Morts deposit, all of which intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

The Issuer has received support from the Government of Newfoundland & Labrador in the form of a $78,830.00 grant under its Junior Company Exploration
Assistance Program. The grant will partially reimburse expenditures on the recent drill program at the 04 and 41 deposits.

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     DAVID  PATTERSON
Chairman               Telephone:  (604)  684-6535



ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.


DATED  at  London,  United  Kingdom,  this  23rd  day  of  June,  2003.


TERRA  NOVA  GOLD  CORP.

Per:

"David  Patterson"
------------------
David  Patterson,
Chairman